

Graton Station
(the "Company")
a California Benefit Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception through December 31, 2025

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT	3
BALANCE SHEET	4
STATEMENT OF OPERATIONS	5
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	6
STATEMENT OF CASH FLOWS	7
NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS	8
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	8
NOTE 3 – RELATED PARTY TRANSACTIONS	10
NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS	10
NOTE 5 – LIABILITIES AND DEBT	11
NOTE 6 – EQUITY	11
NOTE 7 – SUBSEQUENT EVENTS	11



RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Graton Station. Management

We have reviewed the accompanying financial statements of Graton Station (the Company) which comprise the balance sheet as of December 31, 2025 and the related statement of operations, statement of change in shareholders' equity, and statement of cash flow for the period from inception through December 31, 2025, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital CPAS LLC

Indianapolis, IN

May 8, 2026

GRATON STATION
BALANCE SHEET

AS OF DECEMBER 31,		2025
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$	376,064
Total Current Assets		376,064
Non-Current Assets:		
Fixed Assets, net	$	5,463
Other Assets		15,000
Total Non-Current Assets		20,463
TOTAL ASSETS	$	396,526
Non-Current Liabilities:		
Revenue Share Notes	$	475,000
Total Non-Current Liabilities	$	475,000
TOTAL LIABILITIES		475,000
EQUITY		
Common stock	$	-
Accumulated Deficit		(78,474)
TOTAL EQUITY	$	(78,474)
TOTAL LIABILITIES AND EQUITY	$	396,526

See Accompanying Notes to these Unaudited Financial Statements

GRATON STATION
STATEMENT OF OPERATIONS

		Inception through December 31, 2025
Revenues		
Sales	$	2,541
Cost of Goods Sold		3,410
Gross Profit	$	(869)
Operating Expenses		
General and Administrative	$	77,353
Depreciation Expense		288
Total Operating Expenses		**77,641**
Total Loss from Operations	$	**(78,510)**
Other Income (Expense)		
Other Income	$	37
Total Other Income (Expense)		**37**
Net Loss	$	**(78,474)**

See Accompanying Notes to these Unaudited Financial Statements

GRATON STATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount		
Beginning balance at 6/10/25	-	-	-	-
Issuance of Common Stock	8,000	-	-	-
Additional Paid-in Capital	-	-	-	-
Net income (loss)	-	-	(78,474)	(78,474)
Ending balance at 12/31/25	8,000	-	(78,474)	(78,474)

See Accompanying Notes to these Unaudited Financial Statements

GRATON STATION
STATEMENT OF CASH FLOW

		Inception through December 31, 2025
OPERATING ACTIVITIES		
Net Loss	$	(78,474)
Adjustments to reconcile Net Loss to Net Cash provided by operations:		
Depreciation Expense		288
Other Assets		(15,000)
Total Adjustments to reconcile Net Loss to Net Cash provided by operations:		(14,713)
Net Cash used in Operating Activities	$	(93,186)
INVESTING ACTIVITIES		
Fixed Assets, net	$	(5,750)
Net Cash used in Investing Activities	$	(5,750)
FINANCING ACTIVITIES		
Revenue Share Notes	$	475,000
Net Cash provided by Financing Activities	$	475,000
Cash at the beginning of period		-
Net Cash increase for period	$	376,064
Cash at end of period	$	376,064

See Accompanying Notes to these Unaudited Financial Statements

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NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Graton Station (the "Company") was formed on June 10, 2025 as a California Benefit Corporation. The Company plans to earn revenue developing and operating a community-oriented café, coffee cart, and public gathering space located in Graton, California. The Company is headquartered in Graton, California, and its customers are expected to be located primarily in the local community and surrounding areas.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations, and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

Graton Station
Notes to the Unaudited Financial Statements
Inception through December 31st, 2025

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These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists; therefore, developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $376,064 in cash and in cash equivalents as of December 31, 2025.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2025
Tools, machinery, and equipment	5	5,750
Less Accumulated Depreciation		(288)
Totals		**5,463**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price

Graton Station
Notes to the Unaudited Financial Statements
Inception through December 31st, 2025

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Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue primarily from the sale of coffee, tea, other non-alcoholic beverages, and prepared food items (including breakfast, lunch, pastries, and other café offerings) through its coffee cart and, once opened, its café operations, as well as from ticketed events, workshops, classes, performances, private space rentals, and the sale of non-food merchandise such as books, artisan goods, and other curated retail products. Payments for food, beverages, and merchandise are collected at the point of sale, while payments for events and space rentals are generally collected in advance at the time of booking or ticket purchase.

The Company's primary performance obligations are to:

- prepare and transfer food, beverages, and merchandise to customers; and
- provide access to scheduled events and community space during the contracted dates and times.

Revenue from food, beverages, and merchandise is recognized at the point in time when control of the products transfers to the customer, which occurs at the point of sale. Revenue from events and space rentals is recognized over time as the related event is held or the rental period occurs. Amounts collected in advance for events, workshops, and space rentals are recorded as deferred revenue and recognized as revenue when the related performance obligations are satisfied.

As of December 31, 2025, the Company had not recorded any deferred revenue, as operations were in an early stage.

General and Administrative

General and administrative expenses consist primarily of startup and pre-opening costs that do not qualify for capitalization, as well as other miscellaneous operating expenses.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Management has evaluated the Company's tax positions in accordance with ASC 740 and concluded that there are no uncertain tax positions requiring recognition or disclosure in the financial statements as of December 31, 2025.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved in, nor is it aware of, any pending or threatened litigation against it or any of its officers. The Company believes it is in compliance with all applicable laws and regulations. Except for the

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lease described below, the Company has no material long-term commitments, guarantees, or other off-balance-sheet arrangements.

On November 5, 2025, the Company entered into a lease agreement with GRAYTON PLAYCE, LLC, a California limited liability company, for approximately 1,860 square feet of space located at 3120 Ross Rd, Graton, California 95444. The lease term commences on January 1, 2026 and expires on December 31, 2035, and provides for base rent of 3,720 per month, subject to any scheduled escalations specified in the lease agreement. The lease will be accounted for as an operating lease under ASC 842, and a right-of-use asset and corresponding lease liability will be recognized on the Company's balance sheet beginning in 2026.

NOTE 5 – LIABILITIES AND DEBT

Revenue Share Notes – During the period ended December 31, 2025, the Company entered into revenue share note agreements (the "Revenue Share Notes") with multiple accredited investors for an aggregate principal amount of $475,000. The Revenue Share Notes are non-equity instruments and do not provide the investors with any voting rights or ownership interest in the Company. Under the terms of the agreements, the Company is obligated to make annual payments to investors equal to their pro-rata share of the greater of (i) 5% of Gross Revenue or (ii) 75% of Net Profit, as defined in the agreements, until each investor has received cumulative payments equal to 1.25 times their original principal investment ("Priority Return of Capital"). Following the Priority Return of Capital, the Company will continue to make annual payments equal to each investor's pro-rata share of 25% of Net Profit until the investor has received cumulative payments equal to 2.0 times their original principal investment, at which point the note is considered fully satisfied and no further payments are due. Annual distributions are scheduled to begin in the 2027 fiscal year, with the first payment due no later than March 30, 2028. As of December 31, 2025, no payments had been made under the Revenue Share Notes, and the full principal amount of $475,000 is presented as a non-current liability in the accompanying balance sheet.

NOTE 6 – EQUITY

The Company is authorized to issue 10,000 shares of common stock with no par value. 8,000 shares were issued and outstanding as of 2025.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Subscription receivable – equity represents amounts due from shareholders for issued common stock and is presented as a reduction of shareholders' equity.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 8, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.